UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 5, 2013

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 5, 2013 announcing Ericsson and STMicroelectronics’ completion of a transaction to split up ST-Ericsson.

PR  N° C2730C

Ericsson and STMicroelectronics Complete Transaction
to split up ST-Ericsson

•	Formal transfer of relevant parts of ST-Ericsson to the parent companies has taken place on August 2, 2013

•	Close down of the remaining activities of ST-Ericsson has started

Geneva - August 5, 2013 - Ericsson (NASDAQ:ERIC) and STMicroelectronics (NYSE:STM) today announced the closing of the transaction for the split up of ST-Ericsson. This follows the announcement the Companies made on March 18, 2013 on the chosen strategic option for the future of the joint venture.

Effective August 2, 2013 Ericsson has taken on the design, development and sales of the LTE multimode thin modem solutions, including 2G, 3G and 4G interoperability. In total, approximately 1,800 employees and contractors have joined Ericsson.

ST has taken on the existing ST-Ericsson products, other than LTE multimode thin modems, and the GNSS (Global Navigation Satellite System) connectivity solution sold to a third party, and related business as well as certain assembly and test facilities. In total, approximately 1,000 employees have joined STMicroelectronics.

As previously communicated, Ericsson and ST have taken the expenses and the margin of their respective activities since March 2, 2013.

The close down of the remaining parts of ST-Ericsson has started and both parents are assuming equal funding of the wind-down activities.

Douglas Gilstrap, Senior Vice President and Chief Strategist at Ericsson said: “We welcome the team of about 1,800 modem-experts that join Ericsson. Ericsson continues to see great value in the LTE multimode thin modems as they are an important part of our vision of 50 billion connected devices in a Networked Society. The market potential is there and Ericsson will now focus on bringing the best modems to market, and work closely with customers to integrate them into their products.”

Georges Penalver, Executive Vice President, Chief Strategy Officer at ST said: “We have finalized the agreement fully on track to our plan, with minimized social impact and lower exit costs than anticipated. We welcome our new employees as we are adding strong competencies in the areas of embedded processing, RF, analog and power technologies, as well as in software and complex system integration, to fuel growth in many of our product areas where we have significant business opportunities”.

As communicated in the second quarter 2013 earnings press release, ST estimates that its total cash costs net of proceeds from beginning 2013 through the end of the joint venture, including the covering of ST-Ericsson’s ongoing operations during the transition period and the restructuring costs related to the exit from the joint venture, will be in the range of approximately $300 million to $350 million.

Forward-looking information

This Press Release contains statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended). These statements are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from the forward-looking statements contained in this Press Release. Such risks and uncertainties are detailed in our filings with the Securities and Exchange Commission, in particular our Annual Report on Form 20F filed on March 4, 2013. We do not intend, and do not assume any obligation, to update any forward looking statements set forth in this Press Release.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2012, the Company’s net revenues were $8.49 billion. Further information on ST can be found at www.st.com

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: +33 1 58 07 77 85
nelly.dimey@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: August 5, 2013	By:	/s/ Mario Arlati

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer